Exhibit 3.1

AMENDMENT TO

AMENDED AND RESTATED

BYLAWS

OF

ROYAL GOLD, INC.

(Adopted August 28, 2013)

ARTICLE VII

Miscellaneous

1.                                      Article VII, Section 6 of the Amended and Restated Bylaws is hereby relabeled as Article VII, Section 7 of the Amended and Restated Bylaws.

2.                                      The following provision is hereby added to Article VII, Section 6 of the Amended and Restated Bylaws:

Section 6.              Exclusive Forum.  Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or these Bylaws (as any may be amended from time to time), or (iv) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine, shall be a state court located within the State of Delaware, or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware, in all cases subject to the court having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in any securities of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 6.